December 14, 2005
Ms. Sarah Goldberg
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Retail Ventures, Inc.
Form 8-K Filed December 8, 2005
File No. 1-10767
Dear Ms. Goldberg:
We have received your comments to the Form 8-K filed December 8, 2005 set forth in your letter dated as of December 9, 2005.
To reduce the likelihood of confusion, we have included your comment in bold font with our response below it. We respectfully respond to the comment as follows:
Form 8-K
Item 4.02(a)
1.	Please explain to us in greater detail the nature of the deferred tax liability and how you determined the previously reported amount was incorrect. Further, as the deferred tax liability relates to the initial public offering of DSW, Inc., which occurred on June 29, 2005, please explain why the restatement does not affect the statement of operations for the fiscal quarter ended July 30, 2005.
As you noted in your letter dated December 9, 2005, the deferred tax liability that Retail Ventures, Inc. (the “Company”) has determined to be incorrect was related to taxes recorded in connection with the initial public offering (“IPO”) of DSW Inc. (“DSW”). Prior to the IPO, DSW was a wholly owned subsidiary of the Company and under paragraph 33 of Financial Accounting Standard No. 109 Accounting for Income Taxes (“FAS 109”), no deferred taxes were recorded as the Company expected to be able to realize its investment in DSW without incurring any taxes. However, when its ownership was reduced by the IPO, the Company could no longer make the necessary assertion required by paragraph 33 (that “the enterprise expects that it will ultimately use that means” means referring to tax-free means). Not meeting the exception to the recording of deferred taxes provided by paragraph 33 of FAS 109, the Company recorded the deferred taxes for the difference in basis between financial reporting and tax that existed immediately after the IPO.

During the financial closing and reporting process for the third quarter of Fiscal 2005, the Company identified an error in its calculation and reporting of deferred income taxes and retained earnings that required an adjustment to the Condensed Consolidated Balance Sheet in the Company’s Form 10-Q as filed with the Securities and Exchange Commission on September 13, 2005. The Company determined that it should have reported the full amount of the deferred income tax liability associated with the outside basis difference of $62.5 million instead of the previously reported deferred income tax liability of $39.7 million. The difference between the corrected amount and the amount originally reported relates to the amount of deferred tax assets recorded by DSW in the amount of $22.8 million, which was mistakenly subtracted from the full amount of deferred tax liability associated with the outside basis difference in DSW. The result of this correction is to increase the deferred tax liability on the books of the parent, Retail Ventures, Inc., to the full amount of deferred tax liability associated with the basis difference without affecting the net deferred tax asset of $22.8 million, which was correctly recorded on the financial statements of DSW.
The Company reviewed Staff Accounting Bulletin Topic 5 H, which under certain circumstances, allows companies to elect to record the gain from the sale of stock by a subsidiary to the statement of operations. However, the Company elected to record the increase in the value of their investment in the common stock of DSW, as a result of the IPO, into equity, thereby selecting that method as its accounting policy. Therefore, the correction of the error described above would also be made directly to equity and would not affect the statement of operations.
Finally, as requested, the Company acknowledges the items set forth after bullets at the conclusion of your December 9, 2005 letter.
If you have any questions regarding any of the foregoing, please contact the undersigned at (614) 478-2300.
Thank you for your assistance with this matter.
Sincerely,
/s/ James A. McGrady
James A. McGrady
Executive Vice President, Chief Financial Officer,
   Treasurer and Secretary

cc:	Heywood Wilansky, Chief Executive Officer

Julia A. Davis, Executive Vice President and General Counsel

Harvey Sonnenberg, Chairman of the Audit Committee

Michael Cline, Partner Vorys, Sater, Seymour and Pease LLP